Exhibit 99.1

INFORMATION STATEMENT

OF

ROAN HOLDINGS GROUP CO., LTD.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District, Hangzhou

Zhejiang, China

Tel: 86 571 8662 1775

Dear Shareholder:

The Information Statement is furnished to holders of ordinary shares of Roan Holdings Group Co., Ltd. (the “Company”), in connection with the approval of the matters described herein by written consent of the holders of a majority of our issued and outstanding voting shares.

On March 17, 2020, our Board of Directors approved a Corporate Governance and Nominating Committee proposal that (a) the current practice of appointing Directors to serve in staggered classified terms of three (3) years each shall terminate, effective immediately and that new Directors shall serve one (1) year terms or until their successors are appointed or elected; (b) Yiguo XU be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; (c) Jianfeng YIN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; (d) John CHEN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; (e) Shuangping FENG be appointed to act as a Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; and (f) Zhigang LIU be appointed to act as a Director of the Company and Chairman of the Board, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected. In connection with these resolutions, each of the existing Class II Directors has submitted a resignation letter, and the terms of each of the Class I and III Directors have expired. As a result, as of the date of this Information Statement, all Director positions are up for election.

In addition, our board of directors approved the Audit Committee proposal to appoint Friedman LLP as the independent registered public accounting firm of the company for the fiscal year ended December 31, 2019.

Following such approvals, we elected to seek the written consent of the holders of a majority of our issued and outstanding voting shares in order to reduce associated costs and implement the proposals in a timely manner.

This Notice and the accompanying Information Statement are being furnished to you to inform you that, on March 18, 2020, we received written consent from the requisite shareholders as described in this Information Statement to approve director change and appointment of the accounting firm. The Board of Directors is not soliciting your proxy in connection with these actions and proxies are not requested from shareholders.

The corporate actions set forth above became effective on March 18, 2020. You are urged to read the Information Statement in its entirety for a description of the actions taken by a majority of the holders of our voting shares.

This Information Statement is being sent to you for information purposes only and you are not required to take any action.

We are not asking you for a proxy and you are requested not to send us a proxy.

By Order of the Board of Directors:

/s/ Zhigang Liu
Zhigang Liu
Chairman and Chief Executive Officer

March 23, 2020

ROAN HOLDINGS GROUP CO., LTD.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District, Hangzhou

Zhejiang, China

Tel: 86 571 8662 1775

Information Statement

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is being filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2020, in connection with the Shareholder Consent, dated March 18, 2020 to approve the following matters:

1.	The Company’s practice of appointing Directors to staggered three (3) year terms has ended, and Directors shall be appointed to one (1) year terms.

2.	Yiguo Xu has been elected to serve on the Board of Directors for a one (1) year term.

3.	Jianfeng Yin has been elected to serve on the Board of Directors for a one (1) year term.

4.	John Chen has been elected to serve on the Board of Directors for a one (1) year term.

5.	Shuangping FENG has been elected to serve on the Board of Directors for a one (1) year term.

6.	Zhigang Liu has been elected to serve on the Board of Directors and Chairman of the Board for a one (1) year term.

7.	Friedman LLP has been appointed to serve as the Company’s independent registered accounting firm for the year ended December 31, 2019

A copy of the Shareholder Consent is attached as Exhibit A to this Information Statement.

Such written consent is sufficient under our amended and restated Memorandum and Articles of Association to approve such action. Accordingly, the action will not be submitted to the other shareholders of our company for a vote, and this Information Statement is being furnished to such other shareholders to provide them with certain information concerning the action.

SHAREHOLDER CONSENT

Pursuant to our amended and restated memorandum and articles of association, any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing by a majority of shares entitled to vote thereon, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution.

Pursuant to our amended and restated memorandum and articles of association, approval of the actions described in this Information Statement at a meeting would require the affirmative vote of at least a majority of the votes cast at such a meeting. Holders of our ordinary shares and Class A preferred shares are each entitled to one vote per share.

The approval of the director change and the appointment of the auditing firm required the affirmative vote of the holders of a majority of the issued and outstanding shares of our ordinary shares. As of March 18, 2020, there were 25,287,851 shares of our ordinary shares issued and outstanding and there were 715,000 shares of Class A preferred shares outstanding. Of these shares, a total of 19,683,962 ordinary shares and 147,000 Class A preferred shares consented to take each of the actions specified in the Shareholder Consent, resulting in an aggregate of 76.26% of all voting shares consenting to the Shareholder Consent, which number is sufficient to approve the Shareholder Consent under our amended and restated memorandum and articles of association.

ADDITIONAL INFORMATION

The Corporation is subject to the filing requirements of the Exchange Act, and in accordance therewith files reports, proxy/information statements and other information including annual report on Form 20-F (the “Exchange Act Filings”) with the SEC. Reports and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NE Washington, D.C, 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NE Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

We will provide without charge an information statement upon written or oral request of such person by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in this proxy statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the proxy statement incorporates). Such requests should be directed to the address and phone number indicated below. This includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent or given to security holders, up to the date of responding to the request.

By order of the Board of Directors of

ROAN HOLDINGS GROUP CO., LTD.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

Tel: 86 571 8662 1775

March 23, 2020

By:	/s/ Zhigang Liu
Zhigang Liu, Chairman & Chief Executive Officer

EXHIBIT A

CONSENT OF THE MAJORITY CONSENTING SHAREHOLDERS OF

ROAN HOLDINGS GROUP CO., LTD.

ROAN HOLDINGS GROUP CO., LTD.

BC Number: 1819503

(the Company)

Written resolutions of the shareholders of the Company adopted pursuant to Regulation 8.21 of the Company’s Articles of Association and pursuant to Section 88 of the BVI Business Companies Act, 2004 (the Act).

Appointment of Directors

1	The Corporate Governance and Nominating Committee of the Company has made the following recommendations:

(a)	THAT the current practice of appointing Directors to serve in staggered classified terms of three (3) years each shall terminate, effective immediately and that new Directors shall serve one (1) year terms or until their successors are appointed or elected; and

(b)	THAT Yiguo XU be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; and

(c)	THAT Jianfeng YIN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; and

(d)	THAT John CHEN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; and

(e)	THAT Shuangping FENG be appointed to act as a Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected; and

(f)

THAT Zhigang LIU be appointed to act as a Director of the Company and Chairman of the Board, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

Appointment of Independent Registered Accountant

2	The Audit Committee of the Company has made the following recommendation:

(a)	THAT Friedman LLP be appointed as the independent registered accountant of the Company to audit the Company’s financial statements for the year ended December 31, 2019.

[Execution page follows]

These resolutions may be signed in counterparts, and if the counterparts shall bear different dates, each resolutions shall, separately, take effect from the earliest date on which such resolution has been approved by the affirmative vote of a majority of in excess of 50% of the votes of the issued shares of the Company entitled to vote hereon.

RESOLUTION 1:

THAT the current practice of appointing Directors to serve in staggered classified terms of three (3) years each shall terminate, effective immediately and that new Directors shall serve one (1) year terms or until their successors are appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 2

THAT Yiguo XU be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 3

THAT Jianfeng YIN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 4

THAT John CHEN be appointed to act as an independent Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 5

THAT Shuangping FENG be appointed to act as a Director of the Company, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 6

THAT Zhigang LIU be appointed to act as a Director of the Company and Chairman of the Board, for a period of one (1) year from the date of their appointment or until their successor is appointed or elected.

FOR:  ☐                       AGAINST:  ☐

RESOLUTION 7: THAT Friedman LLP be appointed as the independent registered accountant of the Company to audit the Company’s financial statements for the year ended December 31, 2019. FOR: ☐ AGAINST: ☐

Name:	Date
For and on behalf of
Name of Shareholder: